                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

COMMISSION FILE NUMBER 0-11688


A.   American Ecology Corporation 401(k) Savings and Retirement Plan and Trust


B.   American Ecology Corporation
     805 W. Idaho Street Suite 200
     Boise, Idaho  83702





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   American Ecology Corporation Retirement Plan

Date: 26 JUNE 1998                 /s/ R. S. THORN
      ------------                 --------------------------------------------
                                   R. S. Thorn
                                   As Trustee for the Plan

                              FINANCIAL STATEMENTS


                                   ----------


                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST


                                   ----------


                           DECEMBER 31, 1997 AND 1996

TABLE OF CONTENTS


                                                                                                Page No.
                                                                                                --------
INDEPENDENT AUDITORS' REPORT ...........................................................           1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits by Fund.............................           2

    Statement of Changes in Net Assets Available
      for Benefits......................................................................           3

    Notes to Financial Statements.......................................................           4

SUPPLEMENTAL INFORMATION

    Item 27a - Schedule of Assets Held for Investment Purposes..........................          18

    Item 27d - Schedule of Reportable Transactions......................................          22

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year then ended December 31, 1977 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 5, 1998

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1997 and 1996


                                                                      1997            1996
                                                                   -----------    -----------
ASSETS

Cash                                                               $       411    $      --

Investments, at fair value
   Equity investment funds                                           7,015,190      6,248,168
   Common stock of American Ecology Corporation                        140,188        158,406
   Bond fund                                                            24,028         20,455
   Money market fund                                                 1,134,590      2,305,898
Investment in guaranteed interest accounts, at contract value          452,054        651,359
Participant loans                                                      284,630        272,384
                                                                   -----------    -----------

                                            TOTAL INVESTMENTS        9,050,680      9,656,670

Contributions receivable                                                69,714        146,384
                                                                   -----------    -----------

                                                 TOTAL ASSETS        9,120,805      9,803,054

LIABILITIES                                                               --             --
                                                                   -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                                  $ 9,120,805    $ 9,803,054
                                                                   ===========    ===========


                             See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
      Net appreciation in fair value of investments               $   962,482
      Interest                                                         58,221
      Dividends                                                        73,384
                                                                  -----------
                                                                    1,094,087
   Contributions
      Employer                                                        308,608
      Employee                                                        630,300
      Employee rollover                                                36,286
                                                                  -----------
                                                                      975,194
                                                                  -----------

                                    TOTAL ADDITIONS                 2,069,281

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefit payments                                 2,436,454
   Forfeitures                                                        311,981
   Other                                                                3,095
                                                                  -----------

                                   TOTAL DEDUCTIONS                 2,751,530
                                                                  -----------

NET DECREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                      (682,249)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                9,803,054
                                                                  -----------
   NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                 $ 9,120,805
                                                                  ===========


                            See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings and Retirement Plan and Trust ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Prior to November 20, 1996 the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as trustee of the plan. As plan trustees, American Industries Trust Company had the authority to control the assets of the Plan in accordance with the terms of the Plan.

Effective November 20, 1996, the administrative committee appointed Pinnacle Pension Service as plan administrator, Manulife Financial as record keeper of the plan, and Fleet Investment Advisors as the trustee of the Plan. As plan trustee, Fleet Investment Advisors has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Effective November 20, 1996, the Plan merged with the American Ecology Corporation Retirement Plan into one plan known exclusively as the American Ecology Corporation 401(k) Savings and Retirement Plan and Trust. Transfer of the American Ecology Corporation Retirement Plan assets of $4,656,067 occurred on December 12, 1996.

Employee Contributions

Through November 20, 1996, participants could elect to defer any whole percentage up to 10 percent of their compensation. As of November 20, 1996 the Plan was amended to allow participants to defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Employer Contributions

The Company contributes a discretionary matching contribution which is determined by the Employer. For 1997 the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. A discretionary profit sharing contribution which is determined by the Company from time to time and is determined separately for union and non-union participants. For union employees, the Company contributes 5 percent of the employees compensation that is not excess compensation plus 10 percent of the employees excess compensation. The Company's matching contributions are subject to the vesting schedule detailed below.

Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

Union Employees:
                                                      Percentage of
           Service                                   Vested Interest
           -------                                   ---------------
           1 year                                           20%
           2 years                                          40%
           3 years                                          60%
           4 years                                          80%
           5 years or more                                 100%

Non-Union Employees:
                                                      Percentage of
           Service                                   Vested Interest
           -------                                   ---------------
           1 year                                           20%
           2 years                                          60%
           3 years or more                                 100%

The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following investment options:

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Manulife Life Style Fund-Conservative - seeks growth by investing in funds specializing in fixed income and stock funds.

Manulife Life Style Fund-Moderate - seeks growth by investing in funds that emphasize capital preservation with a combination of income and modest capital growth.

Manulife Life Style Fund-Balance - seeks growth by investing in fixed income funds and stock funds.

Manulife Life Style Fund-Growth - seeks growth by investing in growth and undervalued stocks, as well as domestic and international.

Manulife Life Style Fund-Aggressive - seeks to maximize long-term growth by investing in Manulife's stock funds.

Manulife Guaranteed Interest Accounts - invested primarily in federal and other government bonds and commercial mortgages. Interest rate are established upon enrollment and guaranteed by Manulife as long as held to maturity, with a choice or 3, 5, or 10 year terms.

Manulife Money Market Fund - invests primarily in short-term debt holdings of the U.S. and Canadian Governments and their agencies, major bank certificates of deposit and high-quality commercial paper.

Manulife Short-Term Government Fund - seeks growth by investing in shares of the Vanguard Fixed Income Securities Fund - Short Term Federal Portfolio which invests in high level of safety of principal.

Manulife High-Quality Bond Fund - invests in U.S. Treasury and Agency bonds and high -quality corporate bonds.

Manulife Income Fund - invests in shares of T. Rowe Price Spectrum Income Fund that invests in a diversified group of fixed income securities.

Manulife High-Yield Fund - seeks growth by investing in shares of the Fidelity Advisor High Yield Fund which invests in high-yielding non-investment grade, fixed-income, zero coupon securities, convertible securities and preferred stocks.

Manulife Diversified Capital Fund - seeks growth by investing in shares of SoGen International Fund which invests in a diversified portfolio of assets of U.S. and foreign companies.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Manulife Balanced Fund - seeks capital growth by investing in equity and fixed income securities.

Manulife Growth & Income Fund - seeks growth by investing in shares of T. Rowe Price Growth & Income Fund which invests primarily in common stocks of companies that are expected to grow at a rate in excess of that of common stocks in general and are adequate to support a growing dividend.

Manulife Value Fund - seeks growth by investing in shares of Neuberger & Berman Guardian Trust which invests in common stock of well-established, high-quality companies considered to be undervalued in comparison to stocks of similar companies.

Manulife Mid-Cap Value Fund - seeks growth by investing in shares of the Mutual Beacon Fund that invests in common and preferred stocks that have been determined to be below their intrinsic values.

Manulife Index Stock Fund - invests in common stock, futures contracts and short term investments of companies that are on the Standard & Poor's 500 Stock Index.

Manulife Capital Growth Stock Fund - seeks capital growth by investing in stocks of U.S. companies which have above-average growth rates and meet specific market capitalization levels.

Manulife Growth Plus Stock Fund - invests in the stocks of U.S. companies which have above-average earnings growth rates.

Manulife Selective Growth Stock Fund - invests in the stocks of U.S. companies which have above-average earnings growth rates that do not do business with specified foreign countries.

Manulife Growth Opportunities Fund - invests in shares of the Fidelity Advisor Growth Opportunities Fund that invests in common stock and securities convertible into common stocks of companies with long-term growth potential.

Manulife Equity Income Fund - invests in common and preferred stock of companies whose yield is considered a major factor as well as the potential for earnings and dividend growth.

Manulife Small Cap Value Fund - invests in shares of Franklin Balance Sheet Investment Fund which invests in the common and preferred stock of companies whose assets may have been overlooked in conventional balance sheet calculations.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Manulife Contra Fund - invests in shares of Fidelity Contra-fund which invests in undervalued common stocks and convertible securities in companies that are currently out of favor with the investing public.

Manulife Foreign Fund - invests in shares of the Templeton Foreign Fund that invests in stocks primarily outside of the U.S.

Manulife International Stock Fund - invests solely in shares of the T. Rowe Price International Stock Fund which invests in common stocks of foreign companies that have the potential for growth of capital or income or both.

Manulife Mid-Cap Growth Fund - invests in shares of the AIM Constellation Fund which invests in a portfolio of primarily small to medium-sized stocks with strong earnings growth and earnings potential.

Manulife Capital Appreciation Fund - invests in shares of the PBHG Growth Fund which invests in common stock of small to medium capitalization companies.

Manulife Emerging Growth Stock Fund - seeks capital growth by investing in stocks of a wide variety of small to medium-sized U.S. companies in such industries as health care, technology and consumer services.

Manulife Science & Technology Fund - invests in shares of T. Rowe Price Science & Technology Fund that normally invests a majority of its assets in domestic and foreign companies that seek to develop or use scientific and technological advances.

Manulife Discovery Fund - invests in shares of Mutual Discovery Fund which typically invests in common and preferred stocks that are traded at price below their intrinsic value according to standard valuation methods.

Manulife Developing Markets Fund - invests in shares of Templeton Developing Markets Trust which typically invests in equity securities of developing or emerging countries.

American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 5.40% and 5.59% at December 31, 1997 and 1996 respectively) and mature through December 31,

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


1997. The balances in the guaranteed interest accounts will be transferred subsequent to December 31, 1997 and are shown in the financial statements as investment in guaranteed interest accounts.

Participant Accounts

Each participant's account is credited with the participant's elective deferral, the Company's discretionary contribution, and the Company's matching contribution. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of equity in each investment fund before allocation. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan.

Effective November 20, 1996, the Plan was amended to allow the Company to withdraw any excess forfeitures. As of December 31, 1997 and December 31, 1996 the Plan had unused forfeitures of $40,254 and $305,051 respectively. The Plan determined $311,981 of forfeitures was available to be returned to the Company during 1997. Of this amount, $161,536 was returned to the Company and $150,445 was used to offset employer contributions.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan. During the years ended December 31, 1997 and 1996, $108,061 and $40,285, respectively, of administrative expenses were paid by the Company on behalf of the Plan. Manulife's fee for the administration of the plan funds for 1997 of $23,057 was taken directly from fund earnings before being allocated to plan assets.

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be 100% vested and nonforfeitable as of the effective date of the Plan termination.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participants Notes fund to the investment fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 9.25% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

Plan Amendments

The plan was amended as of November 20, 1996 requiring the employer contributions to be made in cash and not in Company stock. The amendment also allowed participants to receive excess Section 415 contribution amounts from their deferred contributions as opposed to returning excess employer contributions to the employer.

As of February 1, 1997 the plan was amended to require an employer contribution equal to five percent of the compensation not in excess of the excess compensation of each union participant who is eligible under the Plan, plus ten percent of such compensation in excess of such union participant's excess compensation. Excess compensation is defined as compensation exceeding the social security taxable wage base in effect at the beginning of the Plan year.

Reclassifications

Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                               December 31,
                                                         ------------------------
                                                           1997            1996
                                                         --------        --------
Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.85% as of December 31, 1997
    and 5.75% as of December 31, 1996)
    maturing on December 31, 2005                        $ 10,812        $ 10,314

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.85% as of December 31, 1997)
    maturing on December 31, 2006                           2,885            --

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.75% as of December 31, 1997
    and 5.25% as of December 31, 1996)
    maturing on December 31, 1998                          43,004          40,874

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.75% as of December 31, 1997)
    maturing on December 31, 1999                           6,154            --

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.80% as of December 31, 1997
    and 5.45% as of December 31, 1996)
    maturing on December 31, 2000                          21,278          20,674

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 5.80% as of December 31, 1997)
    maturing on December 31, 2001                           4,006            --

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.57% at December 31, 1996)
    maturing on December 31, 1996                            --            52,360

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 5.40% at December 31, 1997 and
    8.53% as of December 31, 1996) maturing
    on December 31, 1997                                   363,915        447,039

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.85% at December 31, 1996)
    maturing on December 31, 1996                             --           80,098
                                                          --------       --------

                                                          $452,054       $651,359
                                                          ========       ========

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 27, 1997 in which the Internal Revenue Service stated that the Plan, as originally adopted in September 7, 1988, and all amendments through November 26, 1996, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE E - PLAN SPONSOR GOING CONCERN

The Company issued its latest audited financial statements as of December 31, 1997. Included in the independent auditor's report was a paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. Failure of the Company to continue as a going concern could ultimately affect the Plan.

NOTE F - PARTICIPANT DATA

The following is the statement of changes in net assets available for benefits by fund at December 31, 1997:

                            SUPPLEMENTARY INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997

                                                                                           (e) Current
(a) (b) Identity of Issue                            (c) Description       (d) Cost        Value
-------------------------                            ---------------       ----------      -----------
        Manulife Lifestyle                           Conservative          $  187,330      $  202,157

        Manulife Lifestyle                           Moderate                  43,959          48,452

        Manulife Lifestyle                           Balanced               1,090,201       1,208,288

        Manulife Lifestyle                           Growth                 1,292,750       1,453,477

        Manulife Lifestyle                           Aggressive               613,691         681,746

        Manulife GICS
          Maturing December 31, 1998,
            with interest rates of 5.21% to 5.30%                              42,926          43,004
          Maturing December 31, 1998
            with interest rates of 5.30% to 5.66%                               6,231           6,154
          Maturing December 31, 2000,
            with interest rates of 5.45% to 5.55%                              21,179          21,278
          Maturing December 31, 2001,
            with interest rates of 5.42% to 5.85%                               4,105           4,006
          Maturing December 31, 2005,
            with interest rates of 5.77% to 5.80%                              10,739          10,812
          Maturing December 31, 2006,
            with interest rates of 6.05% to 6.60%                               2,958           2,885

        Manulife Money Market                        Conservative           1,101,559       1,134,590

        Vanguard                                     Short Term
                                                     Federal Portfolio          1,530           1,530

        Manulife High-Quality
        Bond Fund                                    Bonds                     22,403          24,028

        T. Rowe Price                                Fixed
        Spectrum Income                              Securities                58,890          63,700

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                                December 31, 1997


                                                                                           (e) Current
(a) (b) Identity of Issue                            (c) Description         (d) Cost        Value
-------------------------                            ---------------         --------      -----------
        Fidelity Institutional
        Retirement Services                          Advisor High Yield
        Company                                      Fund                     152,919        170,100

        Fidelity Institutional
        Retirement Services                          Advisor Diversified
         Company                                     Capital Fund              61,774         64,021

        Manulife Balanced                            Balanced Fund             34,031         36,729

        T. Rowe Price
        Growth & Income                              Common Stock             291,174        341,220

        Manulife Value Fund                          Guardian Trust           123,661        140,921

        Manulife Mid-Cap
        Fund                                         Common/Preferred          22,860         23,921

        Manulife Index Stock
        Fund                                         S&P's 500 Index          196,243        234,268

        Manulife Capital Growth                      Stock Fund                76,966         93,737

        Manulife Growth Plus                         Stock Fund               100,336        122,770

        Manulife Selective
        Growth                                       Stock Fund                32,657         39,624

        Fidelity Institutional
        Retirement Services                          Advisor Growth
        Company                                      Opportunities Fund       298,265        361,103

        Manulife Equity
        Income Fund                                  Stock Fund                16,920         17,093

        Franklin Balance Sheet
        Investment Fund                              Stock Fund                13,417         14,751

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                                December 31, 1997

                                                                                           (e) Current
(a) (b) Identity of Issue                            (c) Description       (d) Cost        Value
-------------------------                            ---------------       ----------      -----------
        Fidelity Institutional
        Retirement Services                          Advisor Contrafund      406,217         470,126
        Company

        Templeton Funds, Inc.                        Foreign Fund            127,086         131,525

        T. Rowe Price                                International Stock      96,442          98,336

        AIM Constellation                            Mid-cap Growth          300,724         329,859

        PBHG                                         Growth Fund             255,100         249,218

        Manulife Emerging
         Growth                                      Stock Fund               54,798          62,470

        T. Rowe Price
        Science & Technology                         Fund                    333,024         324,125

        Mutual Discovery
        Fund                                         Stock Fund               16,594          17,981

        Templeton Developing
        Markets Plus                                 Foreign                  15,033          11,942

        Borrower                                     Participant loans
                                                     9.25%-9.5%                 --           284,630

*       American Ecology
        Corporation                                  Common Stock            113,652         140,188

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                                December 31, 1997


                                                                                           (e) Current
(a) (b) Identity of Issue                            (c) Description       (d) Cost        Value
-------------------------                            ---------------       ----------      -----------
        Principal Mutual Life
        Insurance Company:
          Maturing December 31, 1997
            with an interest rate of 5.40%                                    363,915          363,915
                                                                           ----------       ----------

TOTAL ASSETS HELD FOR INVESTMENT
   PURPOSES                                                                $8,004,259       $9,050,680
                                                                           ==========       ==========


*Known party in interest

                          American Ecology Corporation
                                 EIN: 95-3889638
                  401(k) Savings and Retirement Plan and Trust
                 Item 27d - Schedule of Reportable Transactions
                                 Plan Number 003
                      For the year ended December 31, 1997

                                                                                                  (h) Current Value
                                                                                                      of asset       (i) Net
                                                          (c) Purchase  (d) Selling  (g) Cost of      at date of         Gain
(a) Identity of Party Involved  (b) Description of asset      Price         Price        Asset        transaction        \(Loss)
------------------------------  ------------------------  ------------  -----------  -----------  -----------------  -----------
Category (iii): A series of transactions in excess of 5% of plan assets

Manulife Financial Savings
& Retirement Services           Money Market Fund              --        2,096,358    2,064,452      2,096,358         31,906
                                                            862,570           --        862,570        862,570           --

Manulife Financial Savings
& Retirement Services           Lifestyle-Growth               --          525,120      470,823        525,120         54,297


A reportable transaction represents a transaction, or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1997. There were no category (i), (ii) or (iv) reportable transactions during 1997.